March 24, 2005


via facsimile and U.S. mail


Mr. David W. Honeyfield,
Vice President Finance, Treasurer, Secretary
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203



	Re:	St. Mary Land & Exploration Company
		10-K for the fiscal year ended December 31, 2004
		File No. 1-31539

Dear Mr. Honeyfield:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the specific issues identified in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



10-K for the fiscal year ended December 31, 2004

filed on February 25, 2004

Business, page 1 and Properties, page 22

1. We note your disclosure that your reserve replacement in 2004 was
190 percent of production. Taking all reserve changes into account, your reported reserves at end of year 2004 appear to be 64.9 BCFe higher than the previous year. Therefore, it seems that you actually replaced 86% of your reported production of 75.4 BCFe in 2004. Please revise your document to correct the disclosure and expand it to include how the reserve replacement was calculated. Or inform us why you believe the disclosure of 190 percent reserve replacement in
2004 is reliable information. As you appear to discuss this metric in length in other parts of the document, please revise the disclosure as necessary throughout the document including the guidance from the first comment.

Explain your reported reserve replacement values for 2003 and 2002 also. It appears that instead of 293% and 306% for 2003 and 2002 as you report, for 2003 you increased reserves by 103 BCFe, while producing 76.9 BCFe, or a 134% increase over 2003 production and for
2002 you increased reserves by 107.6 BCFe, while producing 55 BCFe, or a 196% increase over 2002 production. Please revise these as necessary or explain why your disclosure is reliable information for use by investors.

Closing Comments

      As appropriate, please amend your filings in response to these comments within 10 business days. You may also wish to provide us with marked copies of any amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions related to engineering issues to James
Murphy,
Petroleum Engineer, at (202) 942-2939. Direct questions related to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.
							Sincerely,


      H. Roger Schwall
							Assistant Director

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Mr. David W. Honeyfield
St. Mary Land & Exploration Company
March 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE